SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                                 USCI, Inc.
                              (Name of Issuer)

                       Common Stock, $.0001 par value
                       (Title of Class of Securities)

                                  90330N101
                               (CUSIP Number)

                                Neil T. Chau
                      Encore Capital Management, L.L.C.
                    12007 Sunrise Valley Drive, Suite 460
                              Reston, VA 20191
                          Tel. No.:  (703) 476-5898
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 26, 1999
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                        Continued on following pages
                              Page 1 of 7 pages

CUSIP NO. 90330N101                  13D                    Page 2 of 7 pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (See Item 3)
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           197,073,319 (See Item 5)

SHARES
_____________________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY
_____________________________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           197,073,319 (See Item 5)
_____________________________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     197,073,319 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.6% (See Item 5)
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

Item 1.   Security and Issuer.

          On April 26, 1999, JNC Opportunity Fund Ltd., a Cayman Islands corporation ("JNC"), obtained the right to receive, and the Company became obligated to unconditionally issue, 25,000,000 shares of common stock, par value $.0001 per share (the "Shares"), of USCI, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 6115-A Jimmy Carter Boulevard, Norcross, GA 30071, from the Company. The Company became obligated to issue the Shares upon a conversion of certain Preferred Shares described below and in accordance with an agreement between the Company and JNC, dated as of April 26, 1999 (the "April 26th Agreement"). Pursuant to the April 26th Agreement, on April 26, 1999, certain other persons also obtained the right to receive, and the Company became obligated to unconditionally issue, 55,000,000 shares of Common Stock to such persons. Accordingly, the information reflected in this Schedule 13D is based on the issuance of an aggregate of 80,000,000 shares of Common Stock.

          On March 24, 1998, JNC and the Company entered into a Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which (i) on March 24, 1998, JNC purchased, for the price of $5,000,000, 500 shares of the Company's 6% Series A Convertible Preferred Stock, which are convertible into Shares;
          (ii) on May 5, 1998, JNC purchased, for the price of $5,000,000, 500 shares of the Company's 6% Series B Convertible Preferred Stock, which are convertible into Shares; and (iii) on July 31, 1998, JNC purchased, for the price of $5,000,000, 500 shares of the Company's 6% Series C Convertible Preferred Stock, which are convertible into Shares. The preferred shares referenced above are collectively referred to herein as, the "Preferred Shares." The commitment to purchase all of the Preferred Shares was set forth in the Purchase Agreement. Pursuant to the April 26th Agreement, the Company and JNC agreed that the conversion price applicable to conversions of Preferred Shares would equal, for the conversion of the first $500,000 stated value of Preferred Shares, $.02 and, for the balance of the Preferred Shares, the lower of (i) $1.00 and
          (ii) 85% of the average closing bid price of the Shares for the five trading days prior to a conversion.

          In connection with the acquisition of the Preferred Shares, JNC received warrants to acquire Shares, which warrants were cancelled in accordance with the April 26th Agreement.

          Pursuant to the terms under which the Preferred Shares were acquired, JNC was prohibited from utilizing its rights of conversion to receive Shares (including Shares that would be received in payment of dividends on the Preferred Shares) to the extent such action would result in JNC beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 4.999% of the then issued and outstanding Shares. The above described restrictive provisions could be waived by the JNC. Pursuant to the April 26th Agreement, such restrictions have been waived by JNC.


Item 2.   Identity and Background.

          (a)  JNC Opportunity Fund Ltd.

          (b)  The address for JNC is:

                    Olympia Capital (Cayman) Ltd.
                    c/o Williams House, 20 Reid Street
                    Hamilton HM11, Bermuda

               The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer, director and controlling person, if any, of JNC, is set forth in Schedule A hereto.

     (c) The principal business of JNC is investing in securities and other intangible investment instruments. It is the policy of JNC to invest primarily, but not solely, in unregistered securities of publicly owned United States issuers, and to obtain a commitment from such issuers to register the securities within agreed upon time periods. James Q. Chau, Neil T. Chau, Oskar Lewnowski and Thomas Davis are on the board of directors of JNC.

  (d)(e) During the last five years, none of the persons listed in Item 2(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  JNC is a Cayman Islands exempted company.


Item 3.   Source and Amount of Funds or Other Consideration.

          All funds utilized by JNC to acquire the Shares pursuant to the Purchase Agreement were derived from investment capital of JNC and were payable in immediately available funds.

Item 4.   Purpose of Transaction.

          JNC acquired the Shares, and intends to continue to evaluate the performance of the Shares as an investment in the ordinary course of business. In pursuing this investment objective, JNC analyzes the operations, capital structure and markets of the companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on such assessments, JNC may acquire additional securities of the Company or may determine to sell or otherwise dispose of all or some of the Shares after a conversion of some or all of the Preferred Shares. Whether JNC actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the Shares, available opportunities to dispose of the Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

          Neither JNC nor any of its executive officers, directors or control persons, has any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 except that, pursuant to the April 26th Agreement, JNC (in its capacity as one of the "Selling Shareholders" under the April 26th Agreement) shall share in the right to nominate three designees to the Company's board of directors. Such designation is hereby disclosed in accordance with paragraph (a) of Item 4.

Item 5.   Interest in Securities of the Issuer

  (a)(b) Based on its ownership of 25,000,182 Shares and an assumed conversion in full of the Preferred Shares held by JNC on April 26, 1999(1), JNC would be deemed to be the beneficial owner of 197,073,319 Shares, which is equal to 74.6 % of the total number of Shares issued and outstanding(2). JNC has sole voting and dispository power with respect to such Shares and Preferred Shares.

     (c) Except as noted herein, neither JNC nor any of its executive officers, directors or control persons has effected any transactions in the Shares during the past sixty days.

     (d) Encore Capital Management, L.L.C., a Delaware limited liability company located at 12007 Sunrise Valley Drive, Suite 460, Reston, VA 20191, is the investment advisor to JNC. As such, it has the power, subject to ultimate approval by JNC, to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein by JNC.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 1.

          Pursuant to the April 26th Agreement, the Company has agreed to use its best efforts to promptly, but not later than June 1, 1999, file a registration statement to enable JNC to resell the Shares issuable upon conversion of the Preferred Shares.


Item 7.  Material to be Filed as Exhibits

          1. Agreement dated as of April 26, 1999, between the Company, JNC, George Karfunkel, Michael Karfunkel, Huberfeld Bodner Family Foundation and Laura Huberfeld/Naomi Bodner Partnership.
______________________
(1) Since the number of Shares that are issuable upon conversion of the Preferred Shares is derived from a conversion formula descrigbed in the April 26th Agreement, which formula is based in part upon the market price of the Shares prior to a conversion of a Preferred Shares, the actual number of Shares that will actually be issued upon a conversion of the Preferred Shares (and therefore beneficially owned by JNC) cannot accurately be determined at this time.

(2) Based on 12,006,827 shares of Common Stock outstanding. In connection with the transactions contemplated by the April 26th Agreement, the Company has agreed to amend its Certificate of Incorporation in order to increase the number of authorized shares of Common Stock to a number of shares of Common Stock to permit conversion in full of the Preferred Shares.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1999

JNC OPPORTUNITY FUND LTD.



By: /s/ Neil T. Chau
    --------------------------------
    Name:  Neil T. Chau
    Title: Director

                                 SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS
Name
Present Principal Occupation/Employment
Residence or Business Address
Country of Citizenship

James Q.  Chau
Director - JNC
Managing Member and President - Encore
c/o Encore Capital Management, L.L.C.
2007 Sunrise Valley Drive, Suite 460
Reston, VA 20191
Citizen of the U.S.A.

Neil T. Chau
Director - JNC
Managing Member and Chief Investment Officer - Encore
c/o Encore Capital Management, L.L.C.
2007 Sunrise Valley Drive, Suite 460
Reston, VA 20191
Citizen of the U.S.A.

Oskar P. Lewnowski
Director - JNC
c/o JNC Opportunity Fund Ltd.
Olympia Capital (Cayman) Ltd.
c/o Williams House, 20 Reid Street
Hamilton HM11, Bermuda
Citizen of Austria

Thomas H. Davis
Director - JNC
c/o JNC Opportunity Fund Ltd.
Olympia Capital (Cayman) Ltd.
c/o Williams House, 20 Reid Street
Hamilton HM11, Bermuda
Citizen of England

                                  AGREEMENT


          AGREEMENT dated as of April 26, 1999 by and among USCI, INC., a Delaware corporation having an office at 6115-A Jimmy Carter Blvd., Norcross, GA 30071 (the "Company"), JNC OPPORTUNITY FUND LTD., having an office c/o Encore Capital Management, 12007 Sunrise Valley Drive, Suite 460, Reston, Virginia 20191 ("JNC"), GEORGE KARFUNKEL, having an office at 6201 15th Avenue, Brooklyn, New York 11219 ("George"), MICHAEL KARFUNKEL, having an office at 6201 15th Avenue, Brooklyn, New York 11219 ("Michael"), HUBERFELD BODNER FAMILY FOUNDATION, INC., having an office at 152 W. 57th Street, New York, New York 10019 (the "Foundation"), and LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP, having an office at 152 W. 57th Street, New York, New York 10019 (the "Partnership"). JNC, George, Michael, the Foundation and the Partnership are hereinafter sometimes collectively referred to as the "Selling Shareholders."

          WHEREAS, JNC is the registered and beneficial owner of 435 shares of Series A Convertible Preferred Stock of the Company ("Series A Shares"); 500 shares of Series B Convertible Preferred Stock of the Company ("Series B Shares"); and 500 shares of Series C Convertible Preferred Stock of the Company ("Series C Shares");

          WHEREAS, George and Michael are registered and beneficial owners of 125 shares of Series D Preferred Stock of the Company ("Series D Shares" and, collectively with the Series A Shares, Series B Shares and Series C Shares, the "Preferred Shares");

          WHEREAS, the Foundation is the registered and beneficial owner of
93.75 Series D Shares.

          WHEREAS, the Partnership is the registered and beneficial owner of
131.25 Series D Shares.

          WHEREAS, the holders of the Preferred Shares have each notified the Company of their intent to convert Preferred Shares into shares of Common Stock of the Company subject to the terms and conditions set forth in this Agreement;

          NOW, THEREFORE, for good and valuable consideration each Selling Shareholder and the Company hereby agree as follows:

          1. Conversion of Preferred Shares. The Company shall on the date hereof issue at $0.02 per share 75,000,000 of its authorized but unissued Common Stock to the holders of the Preferred Shares, upon the conversion of Preferred Shares as follows:

                     Preferred Shares Conversion Summary

    Selling Shareholder                   Value Converted
    -------------------                   ---------------

       JNC                                   $500,000
       George                                $250,000
       Michael                               $250,000
       the Foundation                        $208,350
       the Partnership                       $291,650


          2. Amendment of Certificates of Designation for the Preferred Shares. The balance of the Preferred Shares shall be convertible into shares of Common Stock at the option of the holders thereof at a conversion price equal to the lesser of $1.00 per share or 85% of the average closing bid price of the Common Stock during the five consecutive trading days prior to conversion (or, if none, the share price in the good faith opinion of the Board of Directors). The Company will promptly amend the Certificates of Designation for the Preferred Shares to provide for the conversion price set forth above. In consideration therefor, the Selling Shareholders shall do the following: (1) waive all dividends that accrue after the date of this Agreement with respect to the Preferred Shares; (2) waive all defaults which have accrued with respect to the Preferred Shares; and (3) confirm that all warrants to acquire Common Stock owned by them are canceled.

          3. Amendment of Stock Option Plan. (a) The Board of Directors of the Company is increasing by 5,5000,000 the number of options which may be granted under the Company's 1997 Stock Option Plan (the "Plan"), which options will be granted to senior management at 10 cents per share, and which options will vest on such terms as the Board or a committee of the Board deems most advisable to incentives members of senior management. Although the amendment to the Plan will be submitted to shareholders for approval in order to be in a position to grant ISO's, the Board shall be permitted to grant non-ISO options without shareholder approval.

               (b) The Company will promptly file a registration statement on Form S-8 to cover the grant of these options and the sale of the shares acquired upon exercise thereof.

          4. Special Provisions for Howard Zuckerman. The Company shall issue to Mr. Howard Zuckerman 5,000,000 shares of the authorized but uninsured Common Stock of the Company in consideration of the services rendered by Mr. Zuckerman in the reorganization of the Company including the restructuring of the Foothill Capital Corp. Credit Facility ("Credit Facility") and the negotiation of payment schedules for certain outstanding Company indebtedness. Should the Company within the next three years issue additional common stock (other than pursuant to (i) conversions of any Preferred Shares, (ii) shares issued under stock option plans whether now existing or adopted hereafter or (iii) creditor claims contemplated under
Section 5 of this Agreement), the Company shall also for no consideration issue additional shares to Mr. Zuckerman in an amount so that he at all times owns not less than 5% of the outstanding Common Stock.

          5. Issuance of Common Stock to Creditors. The Company shall reserve for issuance 3,000,000 shares of its authorized but unissued Common Stock for settlement of creditor claims.

          6. Funding of Foothill Capital Corp. Credit Facility. The Selling Shareholders or persons introduced by them (the "Lenders") have entered into a Participation Agreement with Foothill Capital Corp. ("Foothill") under which the Lenders have agreed to acquire 100% of Foothill's commitment to Ameritel Communications, Inc. to fund $7 million in Tranche B Loans pursuant to the Participation Agreement and a related Escrow Agreement. The Commitments are broken down as follows:

          JNC                          $ 4,000,000
          George Karfunkel             $   750,000
          Michael Karfunkel            $   750,000
          Foundation                   $   750,000
          Partnership                  $   750,000

          Total                        $ 7,000,000

          The Tranche B Loans are convertible into the Company's Common Stock in accordance with the terms thereof at a price equal to $.50 per share.

          7. Board of Directors. Upon completion of the conversion of the Preferred Shares and the funding of the Credit Facility in accordance with the terms of this Agreement, Mr. Bruce Hahn will continue as an executive officer of the Company with sales and marketing responsibilities, but will resign as Chairman of the Board of Directors of the Company, and the current Board of Directors of the Company shall resign and three designees of the Selling Shareholders shall be elected to the Company's Board of Directors, one of which shall be elected President and Chief Executive Officer of the Company.

          8. Registration. (a) The Company will use its best efforts to promptly, but no later than June 1, 1999, file a registration statement on Form S-1 or SB-2 (the "Registration Statement") for the public resale by the Selling Shareholders (which term for the purposes of this Section and the following Sections shall also include Howard Zuckerman) of all of the shares of Common Stock issued or issuable on conversion of Preferred Shares and on conversion of the Tranche B Loans contemplated by Section 6. Shares issued under the Plan shall not be registered on such Registration Statement. The shares to be covered by the Registration Statement of Form S-1 or SB-2 are collectively referred to as the "Registered Shares."

               (b) The Company shall use its best efforts to cause the registration Statement to become effective not later than 90 days after the date of this Agreement, and shall use its best efforts to cause such Registration Statement to remain effective for four years after the date it is declared effective by the Securities and Exchange Commission. If required under law, the Company shall use its best efforts to obtain blue sky clearances in such states as the Selling Shareholders may reasonably request.

               (c) The Company shall pay all expenses of the registration hereunder, other than Selling Shareholders' underwriting discounts or other fees incurred on a voluntary basis. Should the Selling Shareholders determine to sell their Registered Shares in an underwritten offering, the Company shall reasonably cooperate with the Selling Shareholders, and the underwriter shall be selected by the joint agreement of JNC and at least one other Selling Shareholder.

               (d) The Company shall supply to each Selling Shareholder a reasonable number of copies of all registration materials and prospectuses. The Company and Selling Shareholders shall execute and deliver to each other indemnity agreement which are conventional in registered offerings of this type. The Selling Shareholders shall reasonably cooperate with the Company in the preparation and filing of the Registration Statement and appropriate amendments thereto.

               (e) Each Selling Shareholder may transfer all or any proportionate part of its registration rights to transferees of the Securities, provided that such transferee (i) is an accredited investor, (ii) makes the representations and warranties made by Selling Shareholder in the following Section, and (iii) agrees to be bound by this Agreement as a "Selling Shareholder."

               (f) Reference is made to a Registration Rights Agreement dated March 24, 1998 (the "Agreement") between the Company and JNC. The Registered Shares are deemed "Registerable Securities" under the Agreement, and the persons for whom such Registered Shares are to be registered under this Section are deemed "Holders" under the Agreement. To the extent this Section and the Agreement are inconsistent, the provisions which afford greater rights to the Holders shall govern.

          10. Securities Representations. (a) For purposes of this Section, the shares of Common Stock of the Company shall be referred to as the "Securities."

               (b) Each Selling Shareholder represents and warrants for itself that it is purchasing and has purchased the Securities solely for investment solely for its own account and not with a view to or for the resale or distribution there of except as permitted under a registration statement or under any exemption from registration which is available under the securities law.

               (c) Each Selling Shareholder understands that it may sell or otherwise transfer the Securities or the shares issuable on conversion of the Tranche B Loans only if such transaction is registered under the Securities Act of 1933, as amended, under the Registration Statement or otherwise, or if the Company shall have received the favorable opinion of counsel to the Selling Shareholder, which opinion shall be reasonably satisfactory to counsel to the Company, to the effect that such sale or other transfer may be made in the absence of registration under the Securities Act of 1933, as amended.

               (d) Each Selling Shareholder represents for itself that it understands that the Securities are not a liquid investment, that it is to bear the economic risk of losing its entire investment in the Securities, that an investment in the Company involves substantial risks, that it has received all information it considers necessary or appropriate for the purpose of deciding whether to purchase the Securities, and that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the investment in the Securities and the business, properties, prospects and financial condition of the Company.

               (e) Each Selling Shareholder represents for itself that is has not relied upon the advice of a "Purchaser Representative" (as defined in Regulation D of the Securities Act) in evaluating the risks and merits of this investment. Such Selling Shareholder represents for itself that it has the knowledge and experience to evaluate the Securities and the risks and merits relating thereto.

               (f) Each Selling Shareholder represents and warrants for itself that it is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, that it has the power and authority to enter into this Agreement, and that the execution and delivery of, and performance under this Agreement shall not conflict with any rule, regulation, judgement or agreement applicable to the Selling Shareholder.

               (g) Each of the Foundation and Partnership represents and warrants that it has not been organized, reorganizes or recapitalized specifically for the purposes of investing in the Securities.

          11. Miscellaneous. (a) This Agreement may not be changed or terminated except by written agreement signed by all the parties hereto. It shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns, and Section 4 hereof shall inure to the benefit of Howard Zuckerman. This Agreement sets forth the entire agreements of the parties with respect to the specific subject matter hereof. It shall be enforceable by decrees of specific performance (without bond or other security) as well as by other available remedies. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware. The federal and state courts sitting in the City of New York shall have exclusive jurisdiction over all matters relating to this Agreement and each party hereby irrevocably submits to the jurisdiction of the state and federal courts of the State of New York located in the Borough of Manhattan for such purposes and hereby waives any claim or defense that such courts are an inconvenient forum. Trial by jury is expressly waived. The Company shall reimburse Selling Shareholders for Selling Shareholder's reasonable legal fees and cost to enforce its right under this Agreement.

               (b) All notices, requests, service of process, consents, and other communications under this Agreement shall be in writing and shall be deemed to have been delivered (i) on the date personally delivered or (ii) one day after promptly sent by Federal Express, addressed to the respective parties at their address set forth in this Agreement or (iii) on the day transmitted by facsimile so long as a confirmation copy is simultaneously forwarded by Federal Express, in each case addressed to the respective parties at their address set forth in this Agreement. Either party hereto may designate a different address by providing written notice of such new address to the other party hereto as provided above. Service of process may be effected in the manner provided for notices hereunder, and such service in such manner shall be deemed the equivalent or personal service.

               (c) The existing rights and obligations of the parties under all other agreements and instruments entered into between any Selling Shareholder and the Company remain in effect except as expressly modified hereunder.

               (d) The parties other than the Company are entering into this Agreement on an individual basis, and do not intend to constitute a "group" under the securities laws. Their agreements with the Company set forth herein are several and not joint, so that no such party is liable for any breach by any other party.

               (e) Each of the parties hereto represents and warrants that the execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such party and that, when executed and delivered in accordance with the terms hereof, this Agreement shall be the legal and binding obligation of such party, enforceable in accordance with its terms.

               (f) This Agreement my be signed in counterparts, each of which shall be considered an original. A signature delivered by facsimile shall have the force and effect of an original thereof.

          IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date first indicated above.



USCI Inc.

By ___________________________


JNC OPPORTUNITY FUND LTD.

By:   ENCORE CAPITAL MANAGEMENT, L.L.C.
   Its Investment Adviser


   By:______________________________
      Managing Member


George Karfunkel

______________________________
Michael Karfunkel


LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP

By ___________________________

Confirmed

______________________________
Howard Zuckerman


HUBERFELD BODNER FAMILY
  FOUNDATION, INC.



By:__________________________